UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SINCLAIR BROADCAST GROUP, INC.

(Name of Subject Company (Issuer))

SINCLAIR TELEVISION GROUP, INC.

(Name of Filing Person (Offeror))

3.0% Convertible Senior Notes due 2027	829226AW9
4.875% Convertible Senior Notes due 2018	829226AU3
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

David D. Smith
Chairman of the Board, President and Chief Executive Officer
Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(410) 568-1500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037
(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$64,683,000	$4,612

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of the $27.7 million in aggregate principal amount outstanding of 3.0% Convertible Senior Notes due 2027 at the offer price of $1,000 per $1,000 principal amount, and the $37.0 million in aggregate principal amount outstanding of 4.875% Convertible Senior Notes due 2018 at the offer price of $1,000 per $1,000 principal amount.

**	$71.30 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 4 for fiscal year 2010.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,612.
Form or Registration No.:	Schedule TO-I.
Filing party:	Sinclair Television Group, Inc.
Date filed:	January 26, 2010.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended by Amendment No. 1 thereto, relating to the offers by Sinclair Television Group, Inc., a Maryland corporation (the “Company”), to purchase for cash any and all of the $27.7 million aggregate principal amount outstanding of 3.0% Convertible Senior Notes due 2027 (the “3.0% Notes”) at a price of $1,000 per $1,000 in principal amount, and the $37.0 million aggregate principal amount outstanding of 4.875% Convertible Senior Notes due 2018 (the “4.875% Notes” and, together with the 3.0% Notes, the “Securities”) at a price of $1,000 per $1,000 in principal amount, of the Company’s parent, Sinclair Broadcast Group, Inc., a Maryland corporation (“Sinclair”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offers”).  This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

All capitalized terms used in this Amendment No. 2 but not defined have the meanings ascribed to them in the Offer to Purchase.

All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated by reference herein in answer to all items in this Amendment No. 2, and as more particularly set forth below:

ITEMS 1, 4 AND 11.

These items and the information in the Offer to Purchase are amended and supplemented by adding the following:

The Offers expired at 12:00 midnight, New York City time, on February 23, 2010. Based on a final count, the Company has been advised by the Depositary that approximately $12.3 million aggregate principal amount of the 3.0% Notes and $14.3 million aggregate principal amount of the 4.875% Notes were validly tendered and not validly withdrawn prior to the expiration of the Offers.  Such amounts represented approximately 44.3% and 38.7% of the 3.0% Notes and the 4.875% Notes, respectively, outstanding prior to the expiration of the Offers.  In accordance with the terms of the Offers, the Company accepted for payment all Securities that were validly tendered and not validly withdrawn, and payment for such Securities will be made promptly in accordance with the terms of the Offers, which is expected to be on or around February 25, 2010.

Pursuant to the terms of the Offers, all Securities not tendered in the Offers will remain outstanding, and the terms and other provisions contained in the applicable Indenture governing such Securities will remain unchanged.

On February 24, 2010, Sinclair issued a press release announcing the final results of the Offers. A copy of the press release is filed as Exhibit (a)(5)(v) to this Amendment No. 2 and is incorporated herein by reference.

ITEM 12.               EXHIBITS.

The Index to Exhibits shall be amended and supplemented by including the following information:

(a)(5)(ii)	Press Release announcing final results of the Offers, dated February 24, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

SINCLAIR TELEVISION GROUP, INC.

	By:	/s/ David B. Amy
	Name:	David B. Amy
	Title:	Secretary

Date: February 24, 2010